Exhibit 99.1

FOR IMMEDIATE RELEASE

ELY GOLD RECEIVES FINAL COURT APPROVAL OF GOLD ROYALTY BUSINESS COMBINATION

Vancouver, British Columbia – August 20, 2021 – Ely Gold Royalties Inc. (TSXV: ELY) (OTCQX: ELYGF) (“Ely Gold”) and Gold Royalty Corp. (NYSE American: GROY) (“GRC”) are pleased to announce that Ely Gold has obtained a final order from the Supreme Court of British Columbia, dated August 20, 2020, fulfilling a material condition of their previously announced business combination to be completed by way of statutory plan of arrangement under the British Columbia Business Corporations Act (the “Arrangement”) With this court approval, most of the terms and conditions to the implementation of the Arrangement have now been met, including the approval of Ely Gold shareholders (“Ely Shareholders”) obtained at a special general meeting held on August 17, 2021.

Pursuant to the Arrangement, GRC will acquire all of the issued and outstanding Ely Gold Common Shares (the “Ely Gold Shares”). Based on the elections received from Ely Gold Shareholders, after pro-rationing and adjustments in accordance with the Arrangement, each Ely Gold Share is expected to be acquired by GRC in exchange for 0.2450 of a GRC Common Share, plus $0.0001 for Ely Shareholders who elected, or were deemed to have elected, the Share Alternative; and 0.099166 of a GRC Common Share, plus $0.869053 for Ely Shareholders who elected the Cash Alternative. The Arrangement is currently expected to be completed on August 23, 2021, provided that all of the conditions to the Arrangement are satisfied or waived.

The Ely Gold Shares are expected to be delisted on the TSX Venture Exchange (“TSXV”) effective on the close of trading on August 23, 2021. The Ely Gold Shares will also be removed from quotation on the OTCQX. Following the completion of the Arrangement, the GRC Common Shares issued in connection with the Arrangement are expected to be listed on the NYSE American.

The completion of the Arrangement remains subject to the final acceptance of the TSXV. For further details, please refer to the Ely Gold Information Circular dated July 20, 2021, which is available under the Company’s profile on SEDAR at www.sedar.com.

GRC anticipates that the share certificates representing the GRC Common Shares issued pursuant to the Arrangement will be sent to former registered Ely Gold Shareholders shortly after completion of the Arrangement. For more information regarding the new GRC share certificates please refer to AST Trust Company (Canada) by dialing 1-800-387-0825 (within and outside North America). Ely Gold Shareholders that own their Ely Gold Shares through a broker or other intermediary should contact such broker or other intermediary regarding their receipt of GRC Common Shares under the Arrangement.

About Ely Gold Royalties Inc.

Ely Gold Royalties Inc. is a Nevada focused gold royalty company. Its current portfolio includes royalties at Jerritt Canyon, Goldstrike and Marigold, three of Nevada’s largest gold mines, as well as the Fenelon mine in Quebec, operated by Wallbridge Mining. Ely Gold continues to actively seek opportunities to purchase producing or near-term producing royalties. Ely Gold also generates development royalties through property sales on projects that are located at or near producing mines. Management believes that due to Ely Gold’s ability to locate and purchase third-party royalties, its strategy of organically creating royalties and its gold focus, Ely Gold offers shareholders a favorable leverage to gold prices and low-cost access to long-term gold royalties in safe mining jurisdictions.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact

Gold Royalty Corp. Telephone: (833) 396-3066 Email: info@goldroyalty.com	Ely Gold Royalties Inc. Trey Wasser, President & CEO Telephone: (972) 803-3087 E-mail: trey@elygoldinc.com	Ely Gold Royalties Inc. Joanne Jobin, Investor Relations Officer Telephone: (647) 964-0292 E-mail: jjobin@elygoldinc.com

Cautionary Note Regarding Forward-looking Statements: This news release contains forward looking statements of Ely Gold and GRC, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Ely Gold by GRC and the expected timing of the completion date of the Arrangement and the delisting of Ely Gold from the TSXV. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Ely Gold’s or GRC’s expectations are in the documents are detailed in Ely Gold’s Information Circular dated July 20, 2021 regarding the Arrangement, which is available under Ely Gold’s issuer profile at www.sedar.com. Other than as required by applicable securities legislation, Ely Gold and GRC disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.